SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chairman

Date: January 17, 2013

Press Release

For Immediate Release

OTI Regains Compliance with NASDAQ Listing Rules

Rosh Pina, Israel – January 17, 2013 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, eID systems and other applications, announced today that it regained compliance with NASDAQ Listing Rules.

As previously disclosed in a press release dated December 6, 2012, OTI received a NASDAQ Staff Deficiency Letter, dated December 3, 2012, notifying OTI that, due to the resignation of certain of its directors, it was not in compliance with the majority board independence and audit committee composition rules for continued listing.  These rules are codified in sections 5605(b)(1) and 5605(c)(2) of the NASDAQ Listing Rules, and require listed companies to maintain a board of directors that consists of a majority of independent directors and an audit committee that comprises at least three independent directors, respectively.

OTI has notified NASDAQ that following the election of eight new independent directors on December 30, 2012, a majority of OTI’s board of directors is independent (as such term is defined in the NASDAQ Listing Rules) and that OTI’s board of directors appointed members to its audit committee, and following such appointments the audit committee includes three independent directors, which meets the minimum of three independent directors required by the NASDAQ Listing Rules.

In response to OTI’s notice NASDAQ confirmed that OTI complies with NASDAQ Listing Rules 5605(b)(1) and 5605(c)(2).

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com